Exhibit 12.1

DDR Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in Thousands)

	Year Ended December 31,					Quarter Ended March 31,
	2013	2014	2015	2016	2017	2017	2018
Pretax income (loss) from continuing operations	$24,571	$26,022	$(64,024)	$62,980	$(230,714)	$(53,805)	$(53,915)

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$242,614	$255,744	$248,399	$220,648	$190,526	$52,225	$44,363
Appropriate portion of rentals representative of the interest factor	1,338	1,278	1,151	943	740	125	205

Total fixed charges	$243,952	$257,022	$249,550	$221,591	$191,266	$52,350	$44,568

Capitalized interest during the period	(8,789)	(8,678)	(6,672)	(3,059)	(1,879)	(398)	(323)
Amortization of capitalized interest during the period	9,015	9,304	9,526	9,628	9,691	2,410	2,426
Equity Company Adjustments	(6,819)	(10,989)	3,135	(15,699)	(8,837)	1,665	(8,786)
Equity Company Adjustments Distributed Income	15,116	10,749	8,382	8,210	7,413	1,806	1,786

Earnings (loss) before income taxes and fixed charges	$277,046	$283,430	$199,897	$283,651	$(33,060)	$4,028	$(14,244)

Ratio of earnings (loss) to fixed charges	1.1	1.1	(a)	1.3	(b)	(c)	(d)

(a)	Due to the pretax loss from continuing operations for the year ended December 31, 2015, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $49.7 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the year ended December 31, 2015 includes consolidated impairment charges of $279.0 million and impairment charges of joint venture investments of $1.9 million, which together aggregated $280.9 million that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2017.
(b)	Due to the pretax loss from continuing operations for the year ended December 31, 2017, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $224.3 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the year ended December 31, 2017 includes consolidated impairment charges of $345.6 million and a reserve of preferred equity interests of $61.0 million, which together aggregated $406.6 million that are discussed in our Annual Report on Form 10-K for the year ended December 31, 2017.
(c)	Due to the pretax loss from continuing operations for the quarter ended March 31, 2017, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $48.3 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the quarter ended March 31, 2017, includes consolidated impairment charges of $22.0 million and a reserve of preferred equity interests of $76.0 million, which together aggregated $98.0 million that are discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2018.
(d)	Due to the pretax loss from continuing operations for the quarter ended March 31, 2018, the ratio coverage was less than 1:1. We would have needed to generate additional earnings of $58.8 million to achieve a coverage of 1:1. The pretax loss from continuing operations for the quarter ended March 31, 2018, includes consolidated impairment charges of $30.4 million, a reserve of preferred equity interests of $4.0 million and debt extinguishment costs of $56.4 million, which together aggregated $90.8 million that are discussed in our Quarterly Report on Form 10-Q for the three months ended March 31, 2018.